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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-8609

                             PACIFIC TELESIS GROUP
    ______________________________________________________________________
            (Exact name of registrant as specified in its charter)


              130 Kearny Street, San Francisco, California  94108
                                (415) 394-3000
    ______________________________________________________________________
  (Address, including zip code, and telephone number, including area code, of registrant s
                         principal executive offices)


                    Common Stock, par value $0.10 per share
          Rights to Purchase Series A Participating Preferred Stock,
                           par value $0.10 per share
            Subordinated Debt Securities, Back-up Undertakings and
          Guarantees of Pacific Telesis Group in connection with the
             Preferred Securities of Pacific Telesis Financing III
    ______________________________________________________________________
           (Title of each class of securities covered by this Form)


            Subordinated Debt Securities, Back-up Undertakings and
          Guarantees of Preferred Securities of Pacific Telesis Group
                in connection with the Preferred Securities of
         Pacific Telesis Financing I and Pacific Telesis Financing II
    ______________________________________________________________________
     (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)























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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4 (a) (1) (i)   [   ]          Rule 12h-3 (b) (1) (ii)[   ]
Rule 12g-4 (a) (1) (ii)  [   ]          Rule 12h-3 (b) (2) (i)[   ]
Rule 12g-4 (a) (2) (i)   [   ]          Rule 12h-3 (b) (2) (ii)[   ]
Rule 12g-4 (a) (2) (ii)  [   ]          Rule 15d-6          [   ]
Rule 12h-3 (b) (1) (i)   [X]

               Approximate number of holders of record as of the
                        certificate or notice date:  1


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:    May 13, 1997


                              PACIFIC TELESIS GROUP



                              By: /s/ R. W. Odgers
                                  R. W. Odgers
                                  Executive Vice President-
                                   General Counsel, and
                                   External Affairs